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Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2003, 2002, 2001 and
period from December 1, 1987 to November 30, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	(Signed) KPMG LLP
December 23, 2003	Chartered Accountants

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	November 30,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$4,476	$2,024
Marketable securities (note 2)	52,354	35,605
Clinical supplies	4,418	2,645
Tax credits recoverable	1,383	1,379
Prepaid expenses	1,021	518

Total current assets	63,652	42,171
Marketable securities (note 2)	3,255	5,086
Capital assets, net (note 3)	360	313
Acquired technology, net (note 4)	1,013	1,266
Other	503	—

Total assets	$68,783	$48,836

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,831	$2,029
Accrued liabilities	2,487	1,301

Total current liabilities	6,318	3,330
Shareholders' equity:
Share capital (note 5):
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
62,023,000 common shares (2002 — 51,935,000)	173,380	126,673
Warrants (note 5(b))	1,456	—
Options (note 5(b) and (c))	744	—
Deficit	(113,115)	(81,167)

Total shareholders' equity	62,465	45,506
Commitments (notes 11 and 12)

Total liabilities and shareholders' equity	$68,783	$48,836

On behalf of the Board:

(Signed) BENOIT LA SALLE Director	(Signed) WILLIAM R. GRANT Director

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In thousands of Canadian dollars, except per share amounts)

	Years ended November 30,			Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Expenses:
Research and development	$21,730	$12,675	$9,208	$70,931
General and administration	10,250	7,542	7,304	45,740
Foreign exchange loss (gain)	1,111	267	(58)	1,320

Loss before the undernoted	(33,091)	(20,484)	(16,454)	(117,991)
Investment income	1,143	977	2,065	6,386

Loss for the period	(31,948)	(19,507)	(14,389)	(111,605)
Deficit, beginning of period	(81,167)	(61,660)	(47,271)	(1,510)

Deficit, end of period	$(113,115)	$(81,167)	$(61,660)	$(113,115)

Basic and diluted loss per share (note 6)	$(0.57)	$(0.40)	$(0.32)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

	Years ended November 30,			Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
CASH PROVIDED BY (USED IN):
Operations:
Loss for the period	$(31,948)	$(19,507)	$(14,389)	$(111,605)
Items not involving cash:
Amortization of capital assets and acquired technology	393	377	345	3,823
Stock-based compensation costs	431	—	—	431
Common shares issued for services	—	—	—	2,449
Foreign exchange loss (gain)	306	228	(20)	426
Other	4	—	—	(35)
Change in non-cash operating working capital (note 7(a))	708	(1,235)	(126)	(532)

	(30,106)	(20,137)	(14,190)	(105,043)
Financing:
Shares issued for cash	50,669	25,000	11,941	156,492
Warrants exercised for cash	1,347	—	—	16,941
Options exercised for cash	589	540	429	5,742
Share issue costs	(4,129)	(1,901)	(121)	(11,137)
Other	(503)	—	—	(503)
Issue of convertible debt, net	—	—	—	622
Payable to related parties	—	—	—	(234)

	47,973	23,639	12,249	167,923
Investments:
Increase in capital assets	(192)	(87)	(190)	(1,087)
Increase in acquired technology	—	—	—	(1,283)
Purchases of marketable securities	(49,151)	(24,201)	(13,246)	(146,895)
Maturities of marketable securities	34,023	21,626	14,217	90,851

	(15,320)	(2,662)	781	(58,414)
Foreign exchange gain (loss) on cash held in foreign currency	(95)	(3)	20	10

Increase (decrease) in cash and cash equivalents	2,452	837	(1,140)	4,476
Cash and cash equivalents, beginning of period	2,024	1,187	2,327	—

Cash and cash equivalents, end of period	$4,476	$2,024	$1,187	$4,476

        Supplemental disclosure and supplemental cash flow information (note 7(b) and (c))

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended November 30, 2003, 2002, 2001 and period from December 1, 1987 to November 30, 2003

  Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

  The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2003.

1.     SIGNIFICANT ACCOUNTING POLICIES:

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States.

        (a)   Principles of consolidation:

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited (incorporated in 1998). The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

        (b)   Cash and cash equivalents:

  The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

        (c)   Marketable securities:

  Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

        (d)   Concentration of credit risk:

  Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities.

  Marketable securities include bonds issued by highly rated Canadian and U.S. corporations, all having varying maturities between one and 24 months from the date of purchase, trading in active markets and capable of prompt liquidation.

        (e)   Capital assets:

  Capital assets are recorded at cost less any impairment losses recognized in accordance with note 1(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

        (f)    Acquired technology:

  Acquired technology, representing part of the Company's platform medical device technology, is stated at cost less any impairment losses recognized in accordance with note 1(g). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

        (g)   Impairment of long-term assets:

  The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset (note 1(o)).

        (h)   Research and development:

  Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $200,000 in 2003 (2002 — $297,663; 2001 — $363,000; from December 1, 1987 to November 30, 2003 — $1,632,663).

  Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost on a first-in-first-out basis and net realizable value and expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

        (i)    Derivative financial instrument:

  The Company is party to forward foreign exchange contracts. These financial instruments are measured at fair value. The unrealized gain or loss arising from changes in fair value of the forward exchange contract is recognized in income currently as the instrument is not considered a hedging instrument. The fair value of the forward contract as at November 30, 2003 is negligible.

        (j)    Translation of foreign currency:

  Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

        (k)   Income taxes and investment tax credits:

  The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.

  Future tax assets initially recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

  The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets or research costs, as applicable.

        (l)    Stock-based compensation plan:

  The Company has a stock-based compensation plan as described in note 5. No compensation expense is recognized when stock options or warrants are issued to employees, officers or directors. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

  The Company uses the fair value method of accounting for stock options granted to non-employees and recognizes the expense over the performance period (note 1(o)(iii)).

        (m)  Basic and diluted earnings (loss) per common share:

  Basic earnings (loss) per common share is computed by dividing earnings (loss) for the period by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercised stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

        (n)   Measurement uncertainty:

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

  The Company has estimated the useful lives of all depreciable assets and the recoverability of capital assets and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of capital assets or acquired technology.

        (o)   Change in accounting policy:

  (i)
  In December 2002, the Accounting Standards Board of The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"). Section 3063 supersedes the write-down and disposal provisions of CICA 3061, "Property, plant and equipment". Under Section 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset (or asset group) is compared with its recoverable amount. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is presented in income from operations in the income statement. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.

    The Company has early adopted Section 3063, effective December 1, 2002. In accordance with the requirements of Section 3063, this change in accounting policy has been applied prospectively and the amounts presented for prior periods have not been restated for this change. The adoption of Section 3063 had no impact on the Company's financial position or results of operations.

  (ii)
  Goodwill and other intangible assets and business combinations:

    Effective December 1, 2002, the Company adopted prospectively, the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which requires that goodwill and indefinite life intangible assets no longer be amortized but rather be tested for impairment at least annually and written down only when impaired. Intangible assets with definite useful lives are amortized over their useful life. The adoption of Section 3062 had no impact on the Company's financial position or results of operations.

  (iii)
  Stock-based compensation and other stock-based payments:

    Effective December 1, 2002, the Company adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations require all stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Subsequent amendments to Section 3870 issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004.

    In 2003, the Company (a) maintained its current policy described in note 1(l) of accounting for employee stock-based compensation using the settlement method, and (b) changed its policy to record compensation costs for stock-based compensation issued on or after December 1, 2002 to non-employees at fair value. Pro forma disclosures have been made in note 5.

  (iv)
  Guarantees:

    Effective December 1, 2002, the Company adopted CICA Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook 3290, "Contingencies". The Company believes there are no material guarantees for disclosure.

  (v)
  Asset retirement obligations:

    Effective December 1, 2002, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. The adoption of Section 3110 had no impact on the Company's financial position or results of operations.

2.     MARKETABLE SECURITIES:

2003	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Canadian corporate bonds	$52,354	$3,255	$55,609	2.50%-2.95%
2002	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Canadian corporate bonds	$35,605	$5,086	$40,691	2.70%-4.08%

  At November 30, 2003 and 2002, the carrying value of marketable securities approximated their quoted market value.

3.     CAPITAL ASSETS:

2003	Cost	Accumulated amortization	Net book value
Testing equipment	$624	$321	$303
Computer and other equipment	214	171	43
Leasehold improvements	52	38	14

	$890	$530	$360

2002	Cost	Accumulated amortization	Net book value
Testing equipment	$460	$222	$238
Computer and other equipment	195	144	51
Leasehold improvements	52	28	24

	$707	$394	$313

  In 2003, amortization expense amounted to $140,000 (2002 — $124,000; 2001 — $92,000).

4.     ACQUIRED TECHNOLOGY:

	2003	2002
Cost	$4,081	$4,081
Less accumulated amortization	3,068	2,815

Net book value	$1,013	$1,266

  In 2003, amortization expense amounted to $253,000 (2002 — $253,000; 2001 — $253,000).

5.     SHAREHOLDERS' EQUITY:

        (a)   Common shares:

    Authorized:

            Unlimited common shares, without par value

    Issued:

	2003		2002		2001		Period from December 1, 1987 to November 30, 2003
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	51,935	$126,673	46,365	$103,034	44,742	$90,785	1,032	$1,213
Issued for:
Cash	9,478	50,669	5,155	25,000	1,407	11,941	41,446	156,492
Services	—	—	—	—	—	—	1,571	2,449
Technology	—	—	—	—	—	—	1,913	2,799
Warrants exercised	250	1,347	—	—	—	—	11,279	16,941
Options exercised	360	589	415	540	216	429	4,358	5,742
Debt conversion	—	—	—	—	—	—	424	650
Share issue costs	—	(5,898)	—	(1,901)	—	(121)	—	(12,906)

Balance, end of period (note 5(b))	62,023	$173,380	51,935	$126,673	46,365	$103,034	62,023	$173,380

  Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

        (b)   Public offering:

  In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,540,313 after cost of issuance of $4,129,000, which excludes $1,769,000 for the fair value of warrants and options granted to the agent and other advisors as additional compensation).

  In connection with the offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2003, none of these warrants or options had been exercised.

        (c)   Stock-based compensation plans:

  In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Each option granted allows the holder to purchase one common share. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to four years. The exercise price must not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

  As at November 30, 2003, there were 1,496,366 (2002 — 732,561) options available for grant.

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	2,271	$4.68	2,037	$4.37	1,793	$2.94
Issued	1,460	5.01	805	4.34	487	8.79
Exercised	(360)	1.64	(415)	1.30	(216)	1.99
Expired or cancelled	(126)	8.87	(156)	7.96	(27)	8.32

Outstanding, end of year	3,245	$5.00	2,271	$4.68	2,037	$4.37

Exercisable, end of year	1,549		1,510		1,689

  The table above includes 77,500 options granted to agents and other advisors for a fair value of $313,000 (note 5(b)) and 267,609 options granted to other non-employees for a fair value of $430,740.

  The following table provides information on options outstanding and exercisable as of November 30, 2003:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$1.25 - $ 3.39	933	$2.42	2.0	594	$2.18
$3.40 - $ 5.65	1,217	4.54	6.9	146	4.20
$5.66 - $ 9.04	923	7.23	3.2	639	7.08
$9.05 - $ 11.30	172	10.19	2.2	170	10.20

	3,245	$5.00	4.2	1,549	$5.27

  CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

2003
Loss for the year	$(31,948)
Pro forma compensation expense — employees	(1,103)

Pro forma loss for the year	$(33,051)

Pro forma loss per share:
Basic and diluted	$(0.59)

  The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

  The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

2003
Dividend yield	—
Weighted average risk-free interest rate	4.49%
Volatility factor of the expected market price of the Company's common shares	82%
Weighted average expected life of the employment options	4.4 years

  The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2003 was $3.26.

  The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

        (d)   Warrants:

  As at November 30, 2003, the warrants which are outstanding and exercisable are as follows:

	2003	2002	2001
Outstanding, beginning of year	875	625	30
Issued	360	250	625
Exercised	(250)	—	—
Expired or cancelled	—	—	(30)

Outstanding, end of year	985	875	625

Exercisable, end of year	985	875	625

6.     LOSS PER SHARE:

  The computations for basic and diluted loss per share are as follows:

	2003	2002	2001
Loss for the year	$(31,948)	$(19,507)	$(14,389)

Weighted average number of common shares outstanding:
Basic and diluted	55,987	49,231	44,913

Loss per share:
Basic and diluted	$(0.57)	$(0.40)	$(0.32)

  The options and warrants to purchase common shares were not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.

7.     CONSOLIDATED STATEMENTS OF CASH FLOWS:

        (a)   Change in non-cash operating working capital:

	Years ended November 30,
				Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Clinical supplies	$(1,773)	$(813)	$(1,497)	$(4,418)
Tax credits recoverable	(4)	(120)	(515)	(1,383)
Prepaid expenses	(503)	(237)	(113)	(988)
Accounts payable and accrued liabilities	2,988	(65)	1,999	6,257

	$708	$(1,235)	$(126)	$(532)

        (b)   Supplemental disclosure:

	Years ended November 30,
				Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Non-cash financing activities:
Warrants and options issued for share issuance cost (note 5(b))	$1,769	$—	$—	$1,769
Shares issued for services	—	—	—	2,449
Debt conversion	—	—	—	(650)
Shares issued on debt conversion	—	—	—	650
Shares issued for technology	—	—	—	2,799

	$1,769	$—	$—	$7,017

Non-cash investing activities:
Technology acquired for shares issued	$—	$—	$—	$(2,799)

        (c)   Supplemental cash flow information:

  The interest received in 2003 was $1,052,000 (2002 — $1,351,000; 2001 — $2,046,000; from December 1, 1987 to November 30, 2003 — $6,203,000). No interest or income taxes were paid in any of the periods presented.

8.     FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

  The Company entered into a forward exchange contract to sell $41,238,293 to acquire U.S. $31,400,000 in December 2003 and February 2004. The fair value of the forward contract as at November 30, 2003, which was obtained from the Company's banker, is negligible.

9.     INCOME TAXES:

  The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2003	2002
Basic rate applied to loss before provision of income taxes	$(11,747)	$(7,586)
Adjustments resulting from:
Foreign losses affected at lower rates	7,446	6,164
Utilization of SR&ED tax credits	—	(1,030)
Permanent differences	(784)	(402)
Change in valuation allowance	5,085	2,854

	$—	$—

  The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2003	2002
Future tax assets:
Non-capital losses	$12,672	$6,354
Deductible share issue costs	2,411	921
Excess of tax value of capital assets over book value	33	98
SR&ED expenditure pool, net of refundable tax credits	3,285	6,145

	18,401	13,518
Valuation allowance	(18,401)	(13,316)

	—	202
Future tax liabilities:
Investment tax credits utilized	—	(202)

Net future tax asset	$—	$—

  The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $101,379,000 included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

  Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

  The balance of the SR&ED expenditure pool, at November 30, 2003, is approximately $9,785,000 (2002 — $16,461,000).

  The Company also has $8,899,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2006	$133
2007	89
2008	222
2009	485
2010	682
2011	957
2012	2,185
2013	4,146

$8,899

10.   SEGMENT INFORMATION:

  The Company operates in one business segment: the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

11.   ROYALTY COMMITMENTS:

  The Company has granted royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

12.   COMMITMENTS:

  Under the terms of its operating lease agreements for operating facilities in place until up to and including April 2005, the Company is committed to make the following payments for the years ending November 30, as follows:

2004	$386
2005	153

$539

  Rent expense under operating leases for the year ended November 30, 2003 amounted to $386,000 (2002 — $370,000; 2001 — $284,000).

13.   STRATEGIC ALLIANCE:

  During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade™ (immune modulation therapy) in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for Celacade™. The Company remains free to pursue marketing arrangements with other parties to augment our relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a U.S. $7.5 million (C$11.9 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

14.   RESEARCH AND DEVELOPMENT PROJECTS:

  The Company has undertaken the following significant research and development projects:

        (a)   Immune modulation therapies:

  The Company is focused on the research, development and commercialization of immune modulation therapies for the treatment of cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of immune modulation therapies and the associated delivery technology, enhance the value of the intellectual property, identify new approaches to immune modulation and new disease indications for clinical development and, when deemed appropriate, initiate research in these indications.

        (b)   Celacade™ — Cardiovascular disease:

  The Company's lead product, Celacade™ (immune modulation therapy), is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis (programmed cell death). The Company is developing Celacade™ for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. Celacade™ is currently in pivotal phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease.

        (c)   Celacade™ — Autoimmune disease:

  The Company has completed preclinical and early-stage clinical studies with Celacade™ in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

        (d)   VP025 — Neuro-inflammatory disease:

  The Company is also developing a new class of drugs to treat diseases characterized by chronic inflammation. These synthetic lipid-based drugs are based on technology comprising bilayered phospholipid microparticles with a specific surface charge designed to enable interaction with immune system cells. VP025, a specific formulation in this class of drugs, is currently in the preclinical research stage and is being developed for the treatment of neuro-inflammatory disease. There are several neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease.

  The following table outlines research and development costs expensed for the Company's significant research and development projects:

				Period from December 1, 1987 to November 30, 2003
	Years ended November 30,
	2003	2002	2001
Research and development costs expensed:
Immune modulation therapy platform	$2,270	$4,688	$5,198	$33,675
Cardiovascular program	17,930	7,523	1,769	31,209
Autoimmune program	48	464	2,241	4,565
VP025	1,482	—	—	1,482

Total research and development costs expensed	$21,730	$12,675	$9,208	$70,931

Acquired technology:
Immune modulation therapy platform	$—	$—	$—	$4,081

15.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

  (a)
  Consolidated statements of operations and deficit:

				Period from December 1, 1987 to November 30, 2003
	Years ended November 30,
	2003	2002	2001
Loss per Canadian GAAP	$(31,948)	$(19,507)	$(14,389)	$(111,605)
Technology costs (15(b)(i))	—	—	—	(4,081)
Technology amortization (15(b)(i))	253	253	253	3,068
Non-employee stock options (15(b)(ii))	(214)	(559)	(891)	(3,180)
Performance based options (15(b)(iii))	(473)	—	—	(473)
Warrants issued to acquire technology (15(b)(iv))	—	—	—	(61)

Loss per United States GAAP	$(32,382)	$(19,813)	$(15,027)	$(116,332)

Basic and diluted loss per share per United States GAAP	$(0.58)	$(0.40)	$(0.33)

  (b)
  Consolidated balance sheets:

			2002
	2003
				United States
	Canada	United States	Canada
Acquired technology, net (i)	$1,013	$—	$1,266	$—
Share capital, warrants and options (ii), (iv)	175,580	179,294	126,673	129,700
Deficit, end of year (i), (ii), (iii), (iv)	(113,115)	(117,842)	(81,167)	(85,460)
Deficit accumulated during development stage (i), (ii), (iii), (iv)	(111,605)	(116,332)	(79,657)	(83,950)

    (i)
    Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would have been reversed.

    (ii)
    Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 15(e).

    Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value.

    (iii)
    Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the

      Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees during the period. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

    (iv)
    In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

  (c)
  Consolidated statements of cash flows:

    Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

  (d)
  Income taxes:

    Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. Under United States GAAP these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statement of operations and deficit are set out in note 1(h).

  (e)
  Pro forma information:

    While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

    The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

	2003	2002	2001
Dividend yield	—	—	—
Weighted average risk-free interest rate	4.49%	4.26%	5.11%
Volatility factor of the expected market price of the Company's common shares	82%	81%	86%
Weighted average expected life of the employment options	4.4 years	4 years	4 years

    The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2003 was $3.26 (2002 — $2.77; 2001 — $5.73).

	2003	2002	2001
Loss for the year — United States GAAP	$(32,382)	$(19,813)	$(15,027)
Compensation cost — employees	(1,636)	(1,027)	(1,271)
Compensation expense (15(b)(iii))	473	—	—

Pro forma loss for the year — United States GAAP	$(33,545)	$(20,840)	$(16,298)

Pro forma basic and diluted loss per share — United States GAAP	$(0.60)	$(0.42)	$(0.36)

    The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.

16.   RECENT ACCOUNTING PRONOUNCEMENTS:

  (a)
  Generally accepted accounting principles:

    In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This Section is effective for the Company's 2004 fiscal year, with early adoption encouraged. The Company does not expect the adoption of Section 1100 to have a material impact on its financial position or results of operations.

  (b)
  Consolidation of variable interest entities:

    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). The guideline is harmonized with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), and provides guidance for applying the principles in Section 1590, "Subsidiaries", to those entities (defined as Variable Interest Entities ("VIEs"), and more commonly referred to as Special Purpose Entities ("SPEs"), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE's expected losses and/or expected residual returns. AcG-15 and FIN 46 will be effective for all annual and interim periods beginning on or after December 1, 2004 and December 1, 2003, respectively. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

    In December 2003, the FASB issued FIN 46R which superseded FIN 46. FIN 46R contains numerous scope exemptions and guidance on trust-preferred structures.

17.   COMPARATIVE FIGURES:

    Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

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Exhibit 99.2
AUDITORS' REPORT TO THE SHAREHOLDERS
VASOGEN INC. (A Development Stage Company) CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars)
VASOGEN INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In thousands of Canadian dollars, except per share amounts)
VASOGEN INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
VASOGEN INC. (A Development Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Tabular figures in thousands, except per share amounts) Years ended November 30, 2003, 2002, 2001 and period from December 1, 1987 to November 30, 2003